CUSIP No. 36150G 10 6	13D	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Intelligence Information Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16950N 10 5

(CUSIP Number)

Fenghua Fan

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 16950N105	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS

Fenghua Fan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

4,880,000
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

4,880,000
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,880,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.61%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 16950N105	13D	Page 3 of 5 Pages

EXPLANATORY NOTE

As reported by the Issuer on Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2012, on March 12, 2012, the Issuer and Reporting Person entered into a Stock Purchase Agreement (the “Agreement”). Pursuant to the Agreement, the Issuer sold to Reporting Person 4,880,000 shares of common stock at a purchase price of $0.39 per share for at total of $1,903,200.

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share (the Common Stock”), of China Intelligence Information Systems, Inc. (OTCQB: IICN) (the “Issuer”).  The principal executive offices of the Issuer are located at 11th Floor No.11 Building, Shuntai Square, No.2000 Shunhua Rd, High-tech Industrial Development Zone, Jinan, China 250101.

Item 2.	Identity and Background

This statement is being filed by Fenghua Fan (“Fan” or the “Reporting Person”), a P.R.China citizen.

The Reporting Person’s principal occupation or employment is a partner of Tianjin Yuanda Equity Partnership.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has used his personal funds to acquire the securities of the Issuer reported in this Schedule 13D.

As reported by the Issuer on Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2012, on March 12, 2012, the Issuer and Reporting Person entered into a Stock Purchase Agreement (the “Agreement”). Pursuant to the Agreement, the Issuer issued to the Reporting Person 4,880,000 shares of common stock at a purchase price of $0.39 per share for at total of $1,903,200, in a private placement offering pursuant to Rule 506 of Regulation D and Regulation S under the Securities Act of 1933, as amended,

Item 4.	Purpose of Transaction

The purpose of the acquisition of securities of the Issuer was investment. The Reporting Person does not currently have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. If any changes do occur, the Reporting Person will file an amended Schedule 13D.

CUSIP No. 16950N105	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

The Reporting Person beneficially owns 4,880,000 shares of the Issuer’s Common Stock,. The Reporting Person’s share ownership represents approximately 6.61% of the issued and outstanding shares of Common Stock of the Issuer, based on 73,795,969 shares of Common Stock of the Issuer outstanding on March 20, 2012.

(b)	Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:	4,880,000

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	4,880,000

Shared Power to Dispose or to Direct the Disposition of:	0

(c)	Transactions in the securities effected during the past sixty days: None

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 12, 2012, the Issuer entered into a Stock Purchase Agreement (the “Agreement”) with the Reporting Person. Pursuant to the Agreement, the Issuer sold 4,880,000 shares of common stock at a purchase price of $0.39 per share for at total of $1,903,200. On the closing date of the Agreement, which shall be no later than March 30, 2012, the Issuer shall delivery 4,880,000 shares of common stock to the Reporting Person, and the Reporting Person shall pay $1,903,200 (or RMB equivalent at exchange rate of 1:6.30517), in two installments that the first $951,600 on March 15, 2012 and the second $951,600 on March 22, 2012, to the Issuer.  The Agreement has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2012 and incorporated by reference herein.

Except for the Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person and any other person.

Item 7.	Materials to be Filed as Exhibits

Exhibit:	Description:
10.1	Stock Purchase Agreement between China Intelligence Information Systems, Inc. and Fenghua Fan dated March 12, 2012.

CUSIP No. 16950N105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2012	/s/ Fenghua Fan
Fenghua Fan

Attention:  Intentional misstatements or omissions of facts constitute Federal criminal violations (see 18 U.S.C. 1001).